FOR IMMEDIATE RELEASE
LIBERTY SHIPPING SENDS LETTER TO INTERNATIONAL SHIPHOLDING
Intends To Nominate an Alternative Slate of Directors at ISH’s Next Annual Meeting
Lake Success, New York – November 18, 2008 – Liberty Shipping Group LLC today sent the following letter to the Special Committee of the Board of Directors of International Shipholding Corporation (NYSE: ISH), announcing that it intends to nominate a slate of highly qualified directors at the company’s next annual meeting.
November 18, 2008
Mr. Edwin A. Lupberger
Mr. Edward K. Trowbridge
Mr. T. Lee Robinson, Jr.
Mr. James J. McNamara
Mr. H. Merritt Lane III
as members of the Special Committee of the Board of Directors of International Shipholding Corporation
c/o International Shipholding Corporation
11 North Water Street, Suite 18290
Mobile, AL 36602
Gentlemen:
     We were cautiously optimistic when the special committee’s advisors reached out to us on November 7 with an indication that we start giving consideration to a due diligence request list in connection with our proposal to acquire International Shipholding (ISH). We promptly sent your legal advisors a due diligence request list and a draft confidentiality agreement, which contained terms comparable to those that ISH agreed to when we provided at your request confidential information relating to Liberty’s ability to finance the proposed transaction. Four days later we received your proposed changes and additions to the confidentiality agreement. Our optimism turned to dismay with the realization that the special committee, management, the Johnsen family and their respective advisors are continuing to engage in more of the same obstructionist tactics that have characterized their actions since we initially raised the possibility of a business combination over five months ago.
     In particular, we are very disappointed with your request that we agree to a standstill provision, as well as covenants directed at limiting our ability to communicate with other ISH shareholders. Perhaps even more egregiously, you asked that we agree to covenants imposing restrictions on our ability to conduct our day-to-day business in exchange for the receipt of ISH information. These provisions are entirely unacceptable and inappropriate under the circumstances.
     Aside from a couple of brief telephone conversations between our advisors during the last ten days and the receipt of your mark-up to our proposed confidentiality agreement, there continues to be no dialogue between us. Both the committee and its advisors are in a constant state of paralysis and unable to act on a real-time basis, or otherwise do or say anything without apparently first consulting with the Johnsen family. This is contrary to your fiduciary duties as directors of ISH, and frankly defeats the purpose of forming a special committee to review our offer.
     At this point it has become clear to us that ISH’s current board and the members of the so-called “special committee” are acting at the direction and for the benefit of the Johnsen family and not in the best interest of stockholders. Therefore, we will seek to replace the entire ISH board at the company’s next annual meeting. In the coming weeks we will provide further details to our fellow stockholders about the individuals who we will nominate to replace the Johnsen board. In the meantime, we will continue to prosecute our previously filed complaints in state and federal court. As you are undoubtedly aware by this point, we intend to hold each ISH director fully accountable for his actions and omissions to ISH’s stockholders.
     We continue to desire to engage in a cooperative dialogue with you, but, in light of your actions to date, the burden is now firmly on the special committee to demonstrate that it is prepared to act independently and in the best interest of all ISH stockholders.

Very truly yours,
/s/ Philip J. Shapiro
Philip J. Shapiro
Chairman of the Board, President and Chief Executive Officer Projection LLC

cc	Corporate Secretary International Shipholding Corporation
Important Information
Security holders are advised to read the proxy statement and other documents related to the solicitation of proxies by Liberty Shipping Group LLC (“Liberty”) and its affiliates from the stockholders of International Shipholding Corporation (“International Shipholding”) for use at its annual meeting, when and if they become available, because they will contain important information, including information relating to the participants in any such proxy solicitation. Liberty intends to mail a definitive proxy statement and a white proxy card to stockholders of International Shipholding, which will also be available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov. Information relating to the potential participants in a potential proxy solicitation is contained in the Schedule 14A being filed today with the Securities and Exchange Commission.
About Liberty Shipping Group LLC
Liberty Shipping Group LLC and its affiliates, headquartered in Lake Success, New York, have owned and operated U.S.-flag and foreign-flag vessels since 1988. Liberty Shipping Group currently owns and operates six U.S.-flag dry bulk vessels. Liberty Shipping Group also operates a 2005-built Pure Car Truck Carrier (PCTC), which is enrolled in the U.S. Government’s Maritime Security Program, through Liberty Global Logistics LLC, its logistics subsidiary. Liberty Shipping Group also has two PCTC’s on order to be constructed in Korea for delivery in 2009 and 2010.
Contacts
Joele Frank / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449